UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2024

Commission File Number: 001-40412

VICINITY MOTOR CORP.

(Translation of registrant’s name into English)

3168, 262nd Street

Aldergrove, British Columbia, Canada V4W 2Z6

Telephone: (604) 607-4000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

The information contained in Exhibit 5.1, Exhibit 10.1, Exhibit 10.2, Exhibit 10.3, Exhibit 10.4, Exhibit 10.5, Exhibit 23.1, Exhibit 99.1 and Exhibit 99.2 of this Form 6-K is incorporated by reference into, or as an additional exhibit to, as applicable, the registrant’s Registration Statement on Form F-3 (File No. 333-272964).

INFORMATION CONTAINED IN THIS REPORT

On July 16, 2024, Vicinity Motor Corp. (the “Company”) entered into a placement agency agreement (the “Placement Agency Agreement”) with A.G.P./Alliance Global Partners (the “Placement Agent”) and a securities purchase agreement (the “Securities Purchase Agreement”) with a single institutional investor (the “Purchaser”), relating to the issuance and sale of 4,807,692 common shares of the Company, no par value (the “Common Shares”), in a registered direct offering (the “Registered Direct Offering”), together with accompanying warrants to purchase up to 4,807,692 Common Shares (the “Common Warrants”) in a concurrent private placement (the “Concurrent Private Placement” and together with the Registered Direct Offering, the “Offering”).

Pursuant to the Securities Purchase Agreement, the Company issued 4,807,692 Common Shares to the Purchaser at an offering price of $0.52 per Common Share and accompanying Common Warrant.

The gross proceeds to the Company from the Offering were approximately $2.5 million, before deducting Placement Agent fees and other estimated Offering expenses payable by the Company. The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes.

The Offering closed on July 17, 2024.

The Common Warrants have an exercise price of $0.64 per Common Share, are immediately exercisable and expire on July 17, 2029.

The Company paid the Placement Agent a cash placement fee equal to 6.0% of the gross proceeds received in the Offering. In addition, the Company issued to the Placement Agent warrants (the “Placement Agent Warrants”) to purchase up to 240,385 Common Shares, or 5% of the Common Shares issued in the Offering. The Placement Agent Warrants will be exercisable six months after their issuance, expire on July 17, 2029 and will have an exercise price of $0.64 per share.

In connection with the Offering, the Company entered into an amendment (the “Amendment”) to an outstanding warrant, dated March 28, 2022, to purchase up to 370,371 Common Shares held by the Purchaser, pursuant to which the Company agreed to reduce such warrant’s exercise price from $2.97 to $0.64 per Common Share and extend its term from March 28, 2025 to March 28, 2027, subject to change and approval by the TSX-V, effective upon the closing of the Offering.

The foregoing descriptions of the terms of the Securities Purchase Agreement, the Placement Agency Agreement, the Common Warrants, the Placement Agent Warrants and the Amendment are each qualified in their entirety by reference to the Securities Purchase Agreement, the Placement Agency Agreement, the form of Common Warrant, the form of Placement Agent Warrant and the Amendment, respectively, which are attached as Exhibit 10.1, Exhibit 10.2, Exhibit 10.3, Exhibit 10.4 and Exhibit 10.5 hereto, respectively.

On July 16, 2024, the Company issued a press release announcing the Offering and the Amendment. The full text of the press release is attached hereto as Exhibit 99.1.

On July 17, 2024, the Company issued a press release announcing the closing of the Offering. The full text of the press release is attached hereto as Exhibit 99.2.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit No.	Description

5.1	Opinion of Cozen O’Connor LLP
10.1	Securities Purchase Agreement, dated July 16, 2024, between Vicinity Motor Corp. and the purchaser signatory thereto.
10.2	Placement Agency Agreement, dated July 16, 2024, between Vicinity Motor Corp. and A.G.P./Alliance Global Partners.
10.3	Form of Common Share Purchase Warrant.
10.4	Form of Placement Agent Warrant.
10.5	Amendment to Common Share Purchase Warrant, dated July 16, 2024, between Vicinity Motor Corp. and the warrant holder signatory thereto.
23.1	Consent of Cozen O’Connor LLP (included in Exhibit 5.1 above).
99.1	Press Release dated July 16, 2024 - Vicinity Motor Corp. Announces Pricing of US$2.5 Million Registered Direct Offering.
99.2	Press Release dated July 17, 2024 - Vicinity Motor Corp. Announces Closing of the US$2.5 Million Registered Direct Offering.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vicinity Motor Corp. (Registrant)

Date: July 17, 2024	By:	/s/ Tina Stewart
		Name:	Tina Stewart
		Title:	Chief Financial Officer

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